Exhibit 99.1

Trip.com Group Limited Reports Unaudited Third Quarter of 2024 Financial Results

SINGAPORE, November 18, 2024 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the third quarter of 2024.

Key Highlights for the Third Quarter of 2024

•	International businesses experienced robust growth across all segments in the third quarter of 2024

•	Outbound hotel and air reservations rebounded to approximately 120% of the pre-COVID level for the same period in 2019.

•	Air ticket and hotel reservations on the Company’s international OTA brand increased by over 60% year-over-year.

•	The Company delivered solid results in the third quarter of 2024

•	Net revenue for the third quarter grew by 16% year-over-year.

•	Net income for the third quarter was RMB6.8 billion (US$970 million), compared to RMB4.6 billion for the same period in 2023.

•	Adjusted EBITDA for the third quarter was RMB5.7 billion (US$808 million), improving from RMB4.6 billion for the same period last year.

“During the third quarter of 2024, both domestic and international travel exhibited robust growth,” said James Liang, Executive Chairman. “With increasing consumer confidence and heightened travel sentiment, we are optimistic about the continued growth of the travel industry. Additionally, we are confident that the AI-driven technological revolution will play a pivotal role in shaping the future of the global travel industry.”

“We are delighted to witness the resilience of the travel market. Through our hard work, we are proud to create new job opportunities for young people and bring new business volume to our partners in the travel industry,” said Jane Sun, Chief Executive Officer. “Travel is a catalyst for economic growth, a bridge to understanding, and a pathway to a peaceful world. We will continue to offer excellent service, drive business for our partners, and introduce China to the world through travel.”

Third Quarter of 2024 Financial Results and Business Updates

For the third quarter of 2024, Trip.com Group reported net revenue of RMB15.9 billion (US$2.3 billion), representing a 16% increase from the same period in 2023, primarily driven by stronger travel demand. Net revenue for the third quarter of 2024 increased by 24% from the previous quarter, primarily due to seasonality.

Accommodation reservation revenue for the third quarter of 2024 was RMB6.8 billion (US$969 million), representing a 22% increase from the same period in 2023, primarily driven by an increase in accommodation reservations. Accommodation reservation revenue for the third quarter of 2024 increased by 32% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the third quarter of 2024 was RMB5.7 billion (US$805 million), representing a 5% increase from the same period in 2023 primarily driven by an increase in transportation reservations. Transportation ticketing revenue for the third quarter of 2024 increased by 16% from the previous quarter, primarily due to seasonality.

Packaged-tour revenue for the third quarter of 2024 was RMB1.6 billion (US$222 million), representing a 17% increase from the same period in 2023, primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the third quarter of 2024 increased by 52% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the third quarter of 2024 was RMB656 million (US$93 million), representing an 11% increase from the same period in 2023, primarily driven by an increase in corporate travel reservations. Corporate travel revenue for the third quarter of 2024 increased by 4% from the previous quarter.

Cost of revenue for the third quarter of 2024 increased by 13% to RMB2.8 billion (US$399 million) from the same period in 2023 and increased by 21% from the previous quarter, which was generally in line with the increase in net revenue from the respective periods. Cost of revenue as a percentage of net revenue was 18% for the third quarter of 2024.

Product development expenses for the third quarter of 2024 increased by 2% to RMB3.6 billion (US$519 million) from the same period in 2023 and increased by 22% from the previous quarter, primarily due to an increase in product development personnel related expenses. Product development expenses as a percentage of net revenue was 23% for the third quarter of 2024.

Sales and marketing expenses for the third quarter of 2024 increased by 23% to RMB3.4 billion (US$482 million) from the same period in 2023 and increased by 19% from the previous quarter, primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 21% for the third quarter of 2024.

General and administrative expenses for the third quarter of 2024 increased by 2% to RMB1.0 billion (US$149 million) from the same period in 2023 and decreased by 3% from the previous quarter. General and administrative expenses as a percentage of net revenue was 7% for the third quarter of 2024.

Income tax expense for the third quarter of 2024 was RMB721 million (US$103 million), compared to RMB448 million for the same period in 2023 and RMB693 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and changes in valuation allowance provided for deferred tax assets.

Net income for the third quarter of 2024 was RMB6.8 billion (US$970 million), compared to RMB4.6 billion for the same period in 2023 and RMB3.9 billion for the previous quarter. Adjusted EBITDA for the third quarter of 2024 was RMB5.7 billion (US$808 million), compared to RMB4.6 billion for the same period in 2023 and RMB4.4 billion for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the third quarter of 2024 was RMB6.8 billion (US$962 million), compared to RMB4.6 billion for the same period in 2023 and RMB3.8 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the third quarter of 2024 was RMB6.0 billion (US$847 million), compared to RMB4.9 billion for the same period in 2023 and RMB5.0 billion for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB9.93 (US$1.42) for the third quarter of 2024. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB8.75 (US$1.25) for the third quarter of 2024. Each ADS currently represents one ordinary share of the Company.

As of September 30, 2024, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB86.9 billion (US$12.4 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 7:00 PM on November 18, 2024, U.S. Eastern Time (or 8:00 AM on November 19, 2024, Hong Kong Time) following the announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BIacab26e628b84d85a1589994ea124dc9

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2023 RMB (million)	September 30, 2024 RMB (million)	September 30, 2024 USD (million)

ASSETS
Current assets:
Cash, cash equivalents and restricted cash	43,983	41,982	5,982
Short-term investments	17,748	34,316	4,890
Accounts receivable, net	11,410	13,839	1,972
Prepayments and other current assets	15,591	24,461	3,486
Total current assets	88,732	114,598	16,330
Property, equipment and software	5,142	5,060	721
Intangible assets and land use rights	12,644	12,898	1,838
Right-of-use asset	641	732	104
Investments (Includes held to maturity time deposit and financial products of RMB15,530 million and RMB10,561 million as of December 31,2023 and September 30, 2024, respectively)	49,342	46,745	6,661
Goodwill	59,372	60,926	8,682
Other long-term assets	688	545	78
Deferred tax asset	2,576	2,796	398
Total assets	219,137	244,300	34,812
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	25,857	26,607	3,792
Accounts payable	16,459	17,596	2,507
Advances from customers	13,380	17,217	2,453
Other current liabilities	16,715	19,017	2,711
Total current liabilities	72,411	80,437	11,463
Deferred tax liability	3,825	3,797	541
Long-term debt	19,099	19,126	2,725
Long-term lease liability	477	543	77
Other long-term liabilities	319	270	39
Total liabilities	96,131	104,173	14,845
MEZZANINE EQUITY	—	733	104
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	122,184	138,410	19,723
Non-controlling interests	822	984	140
Total shareholders’ equity	123,006	139,394	19,863
Total liabilities, mezzanine equity and shareholders’ equity	219,137	244,300	34,812

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Quarter ended September 30, 2023 RMB (million)	Quarter ended June 30, 2024 RMB (million)	Quarter ended September 30, 2024 RMB (million)	Quarter ended September 30, 2024 USD (million)

Revenue:
Accommodation reservation	5,589	5,136	6,802	969
Transportation ticketing	5,367	4,871	5,650	805
Packaged-tour	1,328	1,025	1,558	222
Corporate travel	591	633	656	93
Others	876	1,123	1,234	176
Total revenue	13,751	12,788	15,900	2,265
Less: Sales tax and surcharges	(11)	(16)	(27)	(4)
Net revenue	13,740	12,772	15,873	2,261
Cost of revenue	(2,467)	(2,312)	(2,800)	(399)
Gross profit	11,273	10,460	13,073	1,862
Operating expenses:
Product development *	(3,577)	(2,993)	(3,640)	(519)
Sales and marketing *	(2,759)	(2,835)	(3,382)	(482)
General and administrative *	(1,028)	(1,077)	(1,045)	(149)
Total operating expenses	(7,364)	(6,905)	(8,067)	(1,150)
Income from operations	3,909	3,555	5,006	712
Interest income	543	634	598	85
Interest expense	(529)	(514)	(399)	(57)
Other income/(expense)	545	(183)	1,781	254
Income before income tax expense and equity in income of affiliates	4,468	3,492	6,986	994
Income tax expense	(448)	(693)	(721)	(103)
Equity in gain of affiliates	618	1,089	558	79
Net income	4,638	3,888	6,823	970
Net income attributable to non-controlling interests and mezzanine classified non-controlling interests	(23)	(55)	(58)	(8)
Net income attributable to Trip.com Group Limited	4,615	3,833	6,765	962
Earnings per ordinary share
- Basic	7.05	5.84	10.37	1.48
- Diluted	6.84	5.57	9.93	1.42
Earnings per ADS
- Basic	7.05	5.84	10.37	1.48
- Diluted	6.84	5.57	9.93	1.42
Weighted average ordinary shares outstanding
- Basic	654,146,029	655,857,569	652,719,801	652,719,801
- Diluted	674,134,652	687,977,626	681,411,847	681,411,847
* Share-based compensation included in Operating expenses above is as follows:
Product development	242	322	221	31
Sales and marketing	44	55	38	5
General and administrative	223	297	200	29

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Quarter ended September 30, 2023 RMB (million)	Quarter ended June 30, 2024 RMB (million)	Quarter ended September 30, 2024 RMB (million)	Quarter ended September 30, 2024 USD (million)

Net income	4,638	3,888	6,823	970
Less: Interest income	(543)	(634)	(598)	(85)
Add: Interest expense	529	514	399	57
Add: Other (income)/expense	(545)	183	(1,781)	(254)
Add: Income tax expense	448	693	721	103
Less: Equity in income of affiliates	(618)	(1,089)	(558)	(79)
Income from operations	3,909	3,555	5,006	712
Add: Share-based compensation	509	674	459	65
Add: Depreciation and amortization	204	207	215	31
Adjusted EBITDA	4,622	4,436	5,680	808
Adjusted EBITDA margin	34%	35%	36%	36%
Net income attributable to Trip.com Group Limited	4,615	3,833	6,765	962
Add: Share-based compensation	509	674	459	65
Add: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(185)	435	(1,276)	(182)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(42)	43	15	2
Non-GAAP net income attributable to Trip.com Group Limited	4,897	4,985	5,963	847
Weighted average ordinary shares outstanding- Diluted-non GAAP	674,134,652	687,977,626	681,411,847	681,411,847
Non-GAAP Diluted income per share	7.26	7.25	8.75	1.25
Non-GAAP Diluted income per ADS	7.26	7.25	8.75	1.25

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.0176 on Sepember 30, 2024 published by the Federal Reserve Board.